1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited For the month of July 2009
SIGNATURES

Taiwan Semiconductor Manufacturing Company Limited
For the month of July 2009
This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”)
(NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of Jul. 2009.
1)	The changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	June 30, 2009	July 31, 2009	Changes
Chairman, President & CEO	Morris Chang	118,047,697	118,637,914	590,217
Director & Supervisor	The Development Fund	1,645,482,861	1,653,709,980	8,227,119
Vice Chairman	F.C. Tseng	35,674,509	35,812,675	138,166
Director	Stan Shih	1,472,922	1,480,286	7,364
Director	Rick Tsai	27,308,636	(Note) 28,356,506	1,047,870
Senior Vice President	Stephen T. Tso	14,834,895	15,435,693	600,798
Senior Vice President	C.C. Wei	8,307,433	8,831,325	523,892
Senior Vice President	Mark Liu	12,962,351	13,510,573	548,222
Vice President	M.C. Tzeng	7,383,038	7,717,595	334,557
Vice President & General Counsel	Richard Thurston	2,378,215	2,764,892	386,677
Vice President & CFO	Lora Ho	5,834,160	6,221,080	386,920
Vice President	Wei-Jen Lo	2,970,337	3,298,127	327,790
Vice President	Jason C.S. Chen	2,119,970	2,488,320	368,350
Vice President	Fu-Chieh Hsu	1,649,727	2,015,726	365,999
Vice President	Yuan-Chen Sun	4,873,216	5,110,095	236,879
Vice President	Y.P. Chin	6,061,008	6,336,823	275,815
Vice President	P.H. Chang	4,734,391	5,098,778	364,387
Vice President	N.S. Tsai	1,829,088	2,051,180	222,092
Senior Director	L.C. Tu	9,079,080	9,316,067	236,987
Senior Director	Jan Kees van Vliet	2,151,223	2,152,478	1,255
Senior Director	Y.C. Chao	1,307,324	1,493,718	186,394

Note: Rick Tsai transferred 29,998 shares which under trust with discretion reserved in July.
2)	The pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares : None.

3)	The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$7,283,987,207
Facility and engineering equipment	NT$500,681,600
4)	The disposition of assets : None.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 25, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer